FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

                JANA PARTNERS LLC OFFERS TO PURCHASE THE HOUSTON
                     EXPLORATION COMPANY FOR $62 PER SHARE

NEW YORK, NEW YORK - JUNE 12, 2006 - JANA Partners LLC ("JANA") today sent an offer letter to the Board of Directors of The Houston Exploration Company (the "Company" or "Houston Exploration") proposing to purchase the Company for $62 per share. JANA, a hedge fund with over $5 billion in assets located in New York and San Francisco, currently beneficially owns 12.3% of the Company's outstanding shares. JANA noted that while its offer is subject to customary due diligence and documentation, which it believes could be completed quickly, it is not subject to any financing condition, and requested that the parties begin immediate discussions.

"We believe that there is still tremendous value in Houston Exploration, but that it will continue to be destroyed as long as the Company remains in the hands of those who show far less interest in maximizing this value than they do in transferring it to the Company's management," JANA Managing Partner Barry Rosenstein wrote in today's letter. "Particularly given the Board's recent confirmation that it intends to proceed blindly ahead with demonstrably wasteful acquisitions despite the shareholder outcry this has generated, we believe action must be taken now to protect the value of our investment in the Company. Therefore, we hereby inform you that we wish to purchase the Company at a price of $62 per share in cash."

JANA has previously called upon the Company to maximize shareholder value through a $650 million share repurchase and the exploration of strategic alternatives, including a sale of the Company. Mr. Rosenstein noted in today's letter that, despite having had almost three months to review JANA's detailed analysis demonstrating what it believes are the substantially higher shareholder returns this share repurchase would generate compared to new acquisitions and debt repayment, the Board has yet to substantively respond or to offer any analysis to support their stated plans. Last April, in response to the Board's silence, JANA encouraged shareholders to withhold their votes for the current directors at the Company's annual meeting. Despite the fact that JANA first did so less than one week before the meeting and despite having only a small percentage of its current ownership represented, approximately 30% of the shareholders who voted joined JANA in withholding their votes, a number which Mr. Rosenstein estimated in today's letter would currently be closer to 50% based on JANA's full ownership position, increased awareness and shareholder turnover.

JANA has also questioned what it has called excessive compensation increases for Houston Exploration's management, including a compensation increase of more than 500% for Houston Exploration CEO William Hargett between 2003 and 2005, a period during which JANA has said that the Company's shares have underperformed compared


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to industry  peers.  Last week,  JANA on behalf of an  affiliated  fund demanded access under Delaware state law to the Company's books and records, citing what it called strong indications that the Board had breached its fiduciary duties and wasted corporate assets through the payment of excessive compensation to executives and the failure to diligently pursue maximum shareholder value. Houston Exploration in response has offered to allow JANA to review a limited number of materials. Mr. Rosenstein noted today that the Company's response raises a number of questions and, more importantly, offers nothing in response to JANA's demands for information regarding what it believes is the Company's failure to pursue maximum value for shareholders.

Mr. Rosenstein also noted that "it appears that the Board may have in the past rebuffed private inquiries regarding a potential acquisition of the Company at a significant premium, in which case the Board has not only failed to generate maximum value for shareholders, it has stood in the way of shareholders potentially realizing this value through a sale, thus further perpetuating the cycle of value destruction at Houston Exploration."

The full text of today's offer letter from JANA to Houston Exploration's Board of Directors is attached to this release.

                                                        ***

            ATTACHMENT: FULL TEXT OF JUNE 12, 2006 LETTER FROM JANA
             PARTNERS LLC TO THE BOARD OF DIRECTORS OF THE HOUSTON
                              EXPLORATION COMPANY


June 12, 2006


The Board of Directors
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Attention:  William G. Hargett
Chairman, CEO & President


VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

     JANA Partners LLC ("we" or "us") now owns 12.3% of the outstanding shares of The Houston Exploration Company (the "Company" or "Houston Exploration"). During the last few months of trying repeatedly to convince the Company's Board of Directors (the "Board") to pursue maximum value for shareholders, a clear pattern has emerged. Essentially, the harder we press the Board to deliver maximum value for shareholders, the harder it seems the Board digs in its heels in resistance.

     Almost three months ago we presented the Board with a detailed analysis demonstrating that using the proceeds of the recent Gulf of Mexico asset sale together with additional leverage to repurchase approximately $650 million of the Company's undervalued stock would generate significantly more value for shareholders than the Board's plans to pursue overpriced acquisitions and inefficient debt repayment. Following the Board's failure to offer any substantive response, we encouraged shareholders to withhold their vote for the Board at the Company's last annual meeting to protest. Despite the fact that we first did so only a week before the meeting and despite having only a small percentage of our current ownership represented, approximately 30% of the shareholders who voted joined us in withholding their votes, a number which we believe would be closer to 50% today based on our full ownership, increased awareness and shareholder turnover. Despite this loud and clear signal from shareholders, the Board has continued to refuse to respond substantively to our analysis or to offer their own, and has instead simply repeated its preference for pursuing the path of lesser value.

     More recently, we have called on the Board to explain how it can justify the massive compensation increases handed out to Company executives, including a compensation increase of more than 5 times for Chairman, CEO & President William Hargett between 2003 and 2005, when the Company's stock has vastly underperformed compared to its peers. In order to learn more about these and other matters, particularly potential breaches of fiduciary duty and corporate waste by the Board, last week we demanded access to the Company's books and records under state law. Again, the Board's response in our opinion has been insufficient, evidencing an apparent belief that alluding vaguely to pursuing shareholder value will shift attention away from excessive and unjustified transfers of shareholder value to Company executives.

     Finally, it appears that the Board may have in the past rebuffed private inquiries regarding a potential acquisition of the Company at a significant premium, in which case, the Board has not only failed to generate maximum value for shareholders, it has stood in the way of shareholders potentially realizing this value through a sale, thus further perpetuating the cycle of value destruction at Houston Exploration.

     We believe that there is still tremendous value in Houston Exploration, but that it will continue to be destroyed as long as the Company remains in the hands of those who show far less interest in maximizing this value than they do in transferring it to the Company's management. Particularly given the Board's recent confirmation that it intends to proceed blindly ahead with demonstrably wasteful acquisitions despite the shareholder outcry this has generated, we believe action must be taken now to protect the value of our investment in the Company. Therefore, we hereby inform you that we wish to purchase the Company at a price of $62 per share in cash. While our offer is subject to customary due diligence and documentation, which we believe could be completed quickly, it is not subject to any financing condition as we possess the means to fully finance it, and we are prepared to begin discussions immediately.

     You may reach us at (415) 989-7770. We look forward to your prompt response.

Sincerely,


/s/Barry Rosenstein
---------------------------------
Barry Rosenstein
JANA Partners LLC
Managing Partner